CONSENT OF DAVID C. FITCH

I consent to the use of the information contained in my Technical Report on the Roca Honda Uranium Property, McKinley County, New Mexico, dated May 14, 2008 prepared for Strathmore Minerals Corp. in the Annual Report for Fiscal 2007 on Form 40-F of Strathmore as filed with the United States Securities and Exchange Commission.

Dated: _June 27, 2008	Signed: